July 31, 2006

Mail Stop 4561

By Air Mail and Facsimile to 613 9273 6707

Mr. John McFarlane
Chief Executive Officer
Australia and New Zealand Banking Group Limited
100 Queen Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: Australia and New Zealand Banking Group Limited
Form 20-F for the Fiscal Year Ended September 30, 2005
Filed December 23, 2005
File No. 001-11760

Dear Mr. McFarlane:

We have reviewed your filing and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. John McFarlane
Australia and New Zealand Banking Group Limited
Page 2 of 4

Form 20-F for the fiscal year ended September 30, 2006

Risk Management, page 89, and Quantitative and Qualitative Disclosures about Market Risk, page 130

1.   In future filings, please revise to provide a comprehensive discussion of the hedging strategies used to mitigate risk and the instruments you use to execute those strategies. Consider explaining the methods you use to determine that hedges are effective.

Financial Statements for the Fiscal Year Ended September 30, 2006

Note 37 – Disclosures about Fair Value of Financial Instruments, page 49

2.   Please revise your disclosures in future filings to include a discussion of the significant assumptions made under each method (such as discounted cash flow and option pricing models) you use to value your derivative financial instruments. To the extent that differing methods are used for similar instruments (such as swaps, forwards), please quantify the proportion valued under each method.

Note 57 – US GAAP Reconciliation

3.   We note that during the year you identified certain differences in the application of US GAAP in your prior year reconciliations. Please tell us the amounts and descriptions of the adjustments in the current year reconciliation for each line item affected by these changes.

Note 57(ii) – Goodwill, page 111

4.   In future filings, please revise to provide the total carrying amounts of goodwill and other intangibles for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment on a US GAAP basis. Refer to the guidance provided by paragraph 45 of FAS 142.

Note 57(xi) – Accounting for the Impairment of Loans, page 112

5.   We note that you have changed your method for determining your loan
        impairment provision and reported this as a change in accounting estimate. In
        prior years, you have used the economic loss provisioning methodology which
        incorporates expected loss elements (as stated on page 128), representing that any
        differences in accounting for purposes of US GAAP were not material, although
        the guidance provided by FAS 5 and FAS 114 does not prescribe accruals for
        potential, possible, or future losses at the balance sheet date. Please tell us:

        •   how you determined that this adjustment should be recorded in the current
            year; and
        •   how you determined that the changes you made were not error corrections for
            US GAAP reporting.

                                    * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the
            filing;

        •   staff comments or changes to disclosure in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing; and

        •   the company may not assert staff comments as a defense in any proceeding
            initiated by the Commission or any person under the federal securities laws of the
            United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant